

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560

      Re: Revance Therapeutics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 2, 2018
          File No. 001-36297

Dear Mr. Browne:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Cyril Allouche